Exhibit 77D (g)

On September 12, 2002, the Fund's board of directors/trustees approved a change in the Fund's definition of foreign security as described below:

Old definition:

All securities issued by companies not domiciled in the U.S. are considered "foreign securities."

New definition:

All securities issued by companies not domiciled in the U.S. are considered "foreign securities", except that securities issued by a foreign domiciled company that are registered with the SEC under Section 12(b) or (g) of the Securities Exchange Act of 1934 are not treated as foreign securities.